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                                    FORM 11-K
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                  ANNUAL REPORT

                            PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

(X)  Annual report pursuant to Section 15(d) of the Securities Exchange Act of
     1934

                        Commission file number 000-26994

     For the fiscal year ended December 31, 1999

                                       OR

( ) Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

     For the transition period from ________ to ________

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                            NETWORK ASSOCIATES, INC.
                            TAX DEFERRED SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

C.                          NETWORKS ASSOCIATES, INC.
                               3965 Freedom Circle
                              Santa Clara, CA 95054

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Item 1

                              REQUIRED INFORMATION

     a. The financial statements of the Network Associates, Inc. Tax Deferred Savings Plan as of December 31, 1999 and 1998 and for the years then ended including: the statements of net assets available for benefits and the related statements of changes in net assets available for benefits are contained in
Exhibit 1 to this Annual Report.

     b. Consent of Mohler, Nixon & Williams, independent accountants, is contained in Exhibit 23.1 to this Annual Report.

                                    SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                       NETWORK ASSOCIATES, INC. TAX
                                       DEFERRED SAVINGS PLAN



Date:  August 8, 2000                   By /s/ Mary A. Champion
                                           -------------------------------------
                                           Mary A. Champion
                                           Director, Compensation & Benefits


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Exhibit 1

                            NETWORK ASSOCIATES, INC.
                            TAX DEFERRED SAVINGS PLAN

                              Financial Statements

                     Years ended December 31, 1999 and 1998


                                Table of Contents

Independent Accountants' Report............................................4

Financial Statements:

Statements of Net Assets Available for Benefits............................5
Statements of Changes in Net Assets Available for Benefits.................6
Notes to Financial Statements..............................................7



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

To the Participants and
Plan Administrator of the
Network Associates, Inc.
Tax Deferred Savings Plan

                         INDEPENDENT ACCOUNTANTS' REPORT

     We were engaged to audit the financial statements of the Network Associates, Inc. Tax Deferred Savings Plan (the Plan) as of December 31, 1999 and 1998, and for the years then ended, as listed in the accompanying table of contents. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

                                       MOHLER, NIXON & WILLIAMS
                                       Accountancy Corporation

Campbell, California
June 26, 2000


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

                            NETWORK ASSOCIATES, INC.
                           TAX DEFERRED SAVINGS PLAN

                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                                      December 31,
                                                 1999             1998
                                             -----------       -----------
Investments, at fair value                   $61,533,244       $45,000,689
                                             -----------       -----------
  Assets held for investment purposes        $61,533,244       $45,000,689

Contributions receivable                         549,701           361,729
                                             -----------       -----------
  Net assets available for benefits          $62,082,945       $45,362,418
                                             ===========       ===========


                    See independent accountants' report and
                  accompanying notes to financial statements.


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

                            NETWORK ASSOCIATES, INC.
                           TAX DEFERRED SAVINGS PLAN


           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                                             For the years ended
                                                                 December 31,
                                                             1999             1998
                                                         -----------       -----------
Additions to net assets attributed to:

  Investment income:
    Dividends and interest                               $ 3,081,128       $ 1,921,454
    Net realized and unrealized appreciation
      in fair value of investments                         3,425,927         7,284,935
                                                         -----------       -----------
                                                           6,507,055         9,206,389

  Contributions:
    Participants'                                         14,513,653         9,978,097
    Employer's                                             2,879,358         3,339,083
                                                         -----------       -----------
                                                          17,393,011        13,317,180
                                                         -----------       -----------
      Total additions                                     23,900,066        22,523,569

Deductions from net assets attributed to:
  Withdrawals and distributions                            7,143,674         9,373,461
  Administrative expenses                                     35,865             5,471
                                                         -----------       -----------
      Total deductions                                     7,179,539         9,378,932

    Net increase prior to transfers into the Plan         16,720,527        13,144,637
    Transfer into the Plan                                                   6,273,197
                                                         -----------       -----------
    Net increase                                          16,720,527        19,417,834

    Net assets available for benefits:
      Beginning of year                                   45,362,418        25,944,584
                                                         -----------       -----------
      End of year                                        $62,082,945       $45,362,418
                                                         ===========       ===========

                     See independent accountants' report and
                  accompanying notes to financial statements.

                            NETWORK ASSOCIATES, INC.
                            TAX DEFERRED SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

                           December 31, 1999 and 1998

Note 1 - The Plan and its significant accounting policies:

     The following description of the Network Associates, Inc. (the Company) Tax Deferred Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions. If a conflict exists between this document and the provisions of the Plan document, the Plan document will govern.

     The Plan is a defined contribution plan that was established effective as of September 15, 1988 by the Company to provide benefits to eligible employees. Effective as of January 1, 1998, the McAfee Associates, Inc. 401(k) and Profit Sharing Plan was merged with and into the Network General Corporation Tax Deferred Savings Plan, which was renamed the Network Associates, Inc. Tax Deferred Savings Plan.

     The Plan covers all employees except leased employees, independent contractors or consultants, temporary employees who are not expected to complete 1,000 hours of service during a plan year, employees who are covered by a collective bargaining agreement that does not specifically provide for coverage under the Plan, and non-resident aliens who receive no earned income.

     The Plan administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Administration -

     The Company has appointed an Administrative Committee (the Committee) to manage the operation and administration of the Plan. The Company has contracted with Fidelity Management Trust Company (Fidelity) to act as the trustee and to provide certain administrative and recordkeeping services for the Plan. Substantially all expenses incurred for administering the Plan are paid by the Company.



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

Investments -

     Investments of the Plan are held by Fidelity and invested based solely upon instructions received from participants. The Plan is intended to qualify as a
Section 404(c) Plan under ERISA. During 1998, the Network Associates Unitized Stock Fund (NAI Stock Fund) became an investment option. The NAI Stock Fund consists primarily of Company common stock, as well as a small percentage of cash or other short-term liquid investments maintained to provide liquidity for participant transactions such as loans or withdrawals.

     The Plan's investment in mutual funds are valued at fair value as of the last day of the Plan year, as measured by quoted market prices. The Plan's investment in the NAI Stock Fund is valued at the closing stock price as of December 31, 1999 plus the market value of the liquid investments. Participant loans are valued at cost, which approximates fair value.

Income taxes -

     The Plan has been amended since receiving its latest favorable determination letter dated September 24, 1997. However, the Company believes that the Plan is operated in accordance with, and continues to qualify under, the applicable requirements of the Internal Revenue Code and related state statutes, and that the trust, which forms a part of the Plan, is exempt from federal income and state franchise taxes.

Reclassifications -

     Certain reclassifications were made in the 1998 financial statements to conform with the 1999 presentation.

Estimates -

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and uncertainties -

     The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market fluctuations and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.



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

New accounting pronouncement -

     In September 1999, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position
(SOP) 99-3, "Accounting for and Reporting of Certain Defined Contribution Benefit Plan Investments and Other Disclosure Matters." This SOP eliminates the previous requirement for a defined contribution plan to disclose participant-directed investment programs by fund. The Plan has adopted SOP 99-3 in its financial statements for the years ended December 31, 1999 and 1998.

Note 2 - Related party transactions:

     Certain Plan investments in mutual funds are managed by Fidelity. Any purchases and sales of these funds are open market transactions at fair market value. Such transactions, while considered party-in-interest transactions under ERISA regulations, are permitted under the provisions of the Plan and are specifically exempted from the prohibition of party-in-interest transactions under ERISA.

Note 3 - Participation and benefits:

Participant contributions -

     Participants may elect to have the Company contribute a percentage, from 1% to 15%, of their eligible pre-tax compensation up to the amount allowable under current income tax regulations. Participants who elect to have the Company contribute a portion of their compensation to the Plan agree to accept an equivalent reduction in taxable compensation. Contributions withheld are invested in accordance with the participant's direction and are allocated to funds in 1% increments.

     Participants are also allowed to make rollover contributions of amounts received from other tax-qualified employer-sponsored retirement plans. Such contributions are deposited in the appropriate investment funds in accordance with the participant's direction and the Plan's provisions.

Employer contributions -

     The Company is allowed to make matching contributions as defined in the Plan and as approved by the Board of Directors. In 1999 and 1998, the Company matched one dollar for each dollar contributed by an eligible employee to the Plan for the first $1,000 contributed, and 25% of each eligible employee's contribution in excess of $1,000. The Company's actual contribution may be reduced by certain available forfeitures, if any, during the Plan year.

     The Plan also allows for a discretionary profit sharing contribution. The Company's profit sharing contributions, if any, is allocated among eligible participants according to the


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terms of the Plan. No such profit sharing contribution was made during 1999;
approximately $24,000 was contributed in 1998.

Participant accounts -

     Each participant's account is credited with the participant's pre-tax contribution, matching contribution, profit sharing contribution, if any, rollover contribution and allocable earnings or losses.

Payment of benefits -

     Upon termination of employment, the participant (or the participant's beneficiary in the event of the participant's death) may elect to receive a lump sum payment equal to the value of the participant's vested interest in his or her account. The Plan allows for automatic lump sum distribution of a participant's vested account balance that does not exceed $5,000.

Loans to participants -

     The Plan allows participants to borrow not less than $1,000 and up to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the participant's vested balance. Such loans bear interest at the available market financing rates and must be repaid to the Plan within a five-year period, unless the loan is used for the purchase of a principal residence in which case the maximum repayment period cannot exceed fifteen years. The specific terms and conditions of such loans are established by the Plan administrator. Outstanding loans at December 31, 1999 carry interest rates, which range from 8% to 10%.

Vesting -

     Participants' pre-tax and rollover contributions are 100% vested. The Company's matching contributions and profit sharing contributions, if any, vest ratably and are fully after the participant completes three years of credited service.


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



Note 4 - Investments:

     The following table includes the fair values of net assets and investment funds that represent 5% or more of the Plan's net assets at December 31:

                                                         1999                1998
                                                         ----                ----
     Magellan Fund                                   $13,045,673         $ 8,239,480
     Intermediate Bond Fund                            1,608,906           1,290,907
     Blue Chip Fund                                   16,025,489          10,663,147
     Low Price Stock Fund                              1,214,351             703,084
     Equity Income II Fund                             4,925,974           4,348,719
     Diversified International Fund                    1,738,044             570,653
     Retired Government Money Market Fund              7,680,526           9,196,559
     U.S. Equity Index Fund                            6,857,145           4,536,169
     Invesco Total Return Fund                           662,367             450,300
     Warburg Emerging Growth Fund                      1,489,564             657,424
     Network Associates, Inc. Company Stock            5,477,240           3,811,493
     Participant loans                                   807,965             532,754
                                                    -----------         -----------
            Assets held for
               investment purposes                   $61,533,244         $45,000,689
                                                     ===========         ===========

     The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

                                      Years ended December 31,
                                        1999               1998
                                        ----               ----
    Common stock                   ($1,447,288)        $2,020,784
    Mutual funds                     4,873,215          5,264,151
                                   ------------        ----------
                                   $ 3,425,927         $7,284,935
                                   ============        ==========

Note 5 - Party-in-interest transactions:

     As allowed in the Plan, participants may elect to invest a portion of their accounts in the NAI stock fund. Aggregate investment in Company common stock at December 31, 1999 and 1998 was as follows:

         Date             Number of shares          Fair value
         ----             ----------------          ----------
         1999                 875,178               $5,477,240
         1998                 251,252               $3,811,493


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

Note 6 - Plan termination and/or modification:

     The Company intends to continue the Plan indefinitely for the benefit of its employees; however, it reserves the right to terminate and/or modify the Plan at any time by resolution of its Board of Directors and subject to the provisions of ERISA. In the event the Plan is terminated in the future, participants' accounts would become fully vested.

Note 7 - Subsequent event:

     As of July 26, 2000, Plan assets have decreased in value since December 31, 1999 by approximately $1,765,000 due to market fluctuations.


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                                                                    Exhibit 23.1


                       CONSENT OF INDEPENDENT ACCOUNTANTS


     We consent to the incorporation by reference in the Registration Statement on Form S-8 of Network Associates, Inc. filed in August 2000 relating to the Network Associates, Inc. Tax Deferred Savings Plan of our report dated July 26, 2000, with respect to the financial statements of the Network Associates, Inc. Tax Deferred Savings Plan included in this Annual Report on Form 11-K.

                                       By     /s/Mohler, Nixon & Williams
                                              ----------------------------------
                                              MOHLER, NIXON & WILLIAMS
                                              Accountancy Corporation

Campbell, California
August 11, 2000


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